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                                ELLIS FUNK, P.C.

Robert N. Dokson                            Attorneys At Law                Of Counsel:
Neal J. Fink                              One Securities Centre             Donald J. Ellis (GA & VA)
Robert B. Goldberg (GA & SC)                    Suite 400                   David I. Funk
Amy L. Kaye                             3490 Piedmont Road, N.E.            Russell H. Kasper, P.C.
Albert L. Labovitz (GA & AL)           Atlanta, Georgia 30305-1743          Jane R. Leitz
M. Barry Leitz                                404-233-2800                  Clay M. White
                                         Facsimile 404-233-2188
                                                                            E-mail:  rgoldberg@ellisfunk.com

                                January 24, 2006


United States
Securities and Exchange Commission
Washington, DC 20549
Attn:  Barbara C. Jacobs

        RE:  PowerHouse Technologies Group, Inc. (the "Company")
             Preliminary Schedule 14C filed on January 13, 2006
             File No. 333-05278-NY

Dear Sirs:

     This letter is in response to the comment letter issued by the staff on January 20, 2006, with respect to the above-referenced matter.

     The following responds to the item numbers in the Commission's comment letter:

1. We have revised the Information Statement to include a description of the material terms of the financing transaction.

2. We have revised the Information Statement to include the Company's current plans with respect to the issuance of the newly authorized shares of common stock.

3. We have eliminated the reference to filings incorporated by reference. Consistent with the instructions for Item 13 of Schedule 14A, the Company has determined that the information previously sought to be incorporated by reference is not material since the matter acted upon is the authorization of common stock otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.

4. We believe this comment is no longer applicable since the financial statements will not be incorporated by reference into this Information Statement.

    This letter will confirm to the Commission that the Company acknowledges that:

      * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

United States
Securities and Exchange Commission
January 24, 2006
Page 2



      * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (404) 233-2800 with any information regarding any further Commission review of this filing. Please also call me should you require additional information or have questions regarding this letter.

                                           Sincerely,



                                           Robert B. Goldberg


RBG:jll
cc:  Richard Liebman